EXCERPT OF THE RESOLUTIONS APPROVED AT THE OCTOBER 24, 2016 MEETING OF THE BOARDS OF SIT MID CAP GROWTH FUND, INC., SIT LARGE CAP GROWTH FUND, INC., SIT U.S. GOVERNMENT SECURITIES FUND, INC., SIT MUTUAL FUNDS, INC., AND SIT MUTUAL FUNDS II, INC. (COLLECTIVELY, THE SIT MUTUAL FUNDS, OR THE "FUNDS").

                                SIT MUTUAL FUNDS

                        APPROVAL OF JOINT FIDELITY BOND

       WHEREAS, Rule 17g-1 under the Investment Company Act of 1940, provides, among other things, that: (1) registered investment companies shall provide fidelity coverage against larceny and embezzlement covering each officer and employee of the investment company who has access to its securities or funds, (2) said coverage shall not be terminated or modified except after written notice has been given to the affected parties and to the Securities and Exchange Commission not less than sixty days prior to the effective date of termination or modification, (3) such coverage shall be in an amount deemed reasonable by a majority of the Board of Directors of the investment company who are not "interested persons" of the investment company, (4) such Directors shall give consideration to all factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in the company's portfolio, provided that the minimum coverage required by subsection (d) of Rule 17g-1 is obtained,
       (5) this determination by the disinterested Directors be made not less than once every twelve months and (6) copies of such resolutions, true copies of any fidelity coverage and certain other documents be filed within certain specified notification periods with the Securities and Exchange Commission; and

       WHEREAS, Rule 17g-1(f) under the Investment Company Act of 1940 provides that each registered management investment company named as an insured in a joint fidelity bond shall enter into an agreement with all other named insureds providing that in the event recovery is received under the bond as a result of a loss, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single fidelity bond with the minimum coverage required by Rule 17g-1(d) under the Act, and each Fund has entered into such an agreement; now therefore

       BE IT RESOLVED, that the Boards of Directors of the Funds, including a majority of the Directors who are not interested persons of the Funds, having given consideration to the factors listed in the previous paragraph, hereby re-approve the fidelity bond coverage included in the Investment Company Bond number #FS585-87-71 issued by Great American Insurance Group provided such coverage is in an amount equal to at least the minimum coverage required by Rule 17g-1(d)(1) under the Investment Company Act of 1940.

       BE IT FURTHER RESOLVED, that appropriate officers of the Funds are hereby authorized and directed to execute all appropriate documents, and to give all appropriate notices of such coverage to appropriate representatives of the Securities and Exchange

       Commission, to the securities commission in Minnesota and to such other persons as may be interested in said coverage.

       BE IT FURTHER RESOLVED, that the Boards of Directors of each Fund, including a majority of the Directors who are not interested persons of such Fund, hereby approve the portion of the premium paid or to be paid by such Fund, having taken into consideration all relevant facts including, but not limited to, the number of the other Funds named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to such Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond.

                            INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY

           (A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                           Bond No. FS 5858771 07 00
--------------------------------------------------------------------------------
Item 1.  Name of Insured (herein called Insured):  Sit Mutual Funds
         Principal Address:                        3300 IDS Center
                                                   80 South Eighth Street
                                                   Minneapolis, MN 55402
--------------------------------------------------------------------------------
Item 2.  Bond Period: from 12:01 a.m. on 11/01/2016 to 11/01/2017 12:01 a.m.
         the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.
--------------------------------------------------------------------------------
Item 3.  Limit of Liability -Subject to Sections 9, 10 and 12 hereof,

         Amount applicable to

                                                              Limit of Liability    Deductible
                                                              ------------------    ----------
         Insuring Agreement (A)-FIDELITY                         $15,000,000          $0
         Insuring Agreement (B)-ON PREMISES                      $15,000,000          $250,000
         Insuring Agreement (C)-IN TRANSIT                       $15,000,000          $250,000
         Insuring Agreement (D)-FORGERY OR ALTERATION            $15,000,000          $250,000
         Insuring Agreement (E)-SECURITIES                       $15,000,000          $250,000
         Insuring Agreement (F)-COUNTERFEIT CURRENCY             $15,000,000          $250,000
         Insuring Agreement (G)-STOP PAYMENT                     $   100,000          $  5,000
         Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT   $   100,000          $  5,000
         Insuring Agreement (I)-AUDIT EXPENSE                    $   100,000          $  5,000
         Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS      $15,000,000          $250,000
         Insuring Agreement (K)-UNAUTHORIZED SIGNATURES          $   100,000          $  5,000

         Optional Insuring Agreements and Coverages

         Insuring Agreement (L)-COMPUTER SYSTEMS                 $15,000,000          $250,000
         Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS          Not Covered          N/A

         If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.
--------------------------------------------------------------------------------
Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows: N/A

--------------------------------------------------------------------------------
Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

         See Form FI8801

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies)
         No.(s) FS 5858771 06 such termination or cancellation to be effective as of the time this Bond becomes effective.

                                                            FI 88 01 (Ed. 10 11)

                           FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition Date Added * or Date Deleted Form Description Rider No. (if applicable)
FI7510 08-15 Investment Company Bond Dec Page
FI7511 08-15 Investment Company Bond Insuring Agreements
FI7344 08-15 General Rider -Virtual or Online Peer to Peer Medium of Exchange Rider 1
FI7344 08-15 General Rider -Non-Cumulative Rider 2
FI7343 08-15 Joint Insured List 3
FI7506 08-15 Insuring Agreement (L) Computer Systems 4
FI7340 08-15 Economic And Trade Sanctions Clause
FI7341 08-15 In-Witness Clause
* If not at inception

                                                     018253 FI 73 44 (Ed. 08/15)

                                  RIDER NO. 1

            VIRTUAL OR ONLINE PEER TO PEER MEDIUM OF EXCHANGE RIDER

To be attached to and form part of Investment Company Bond Bond
No. FS 5858771 07 00 In favor of   Sit Mutual Funds

This Rider amends the section entitled "Exclusions": This bond does not cover:

1.    Loss of virtual or on-line peer to peer mediums of exchange.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 11/01/2016 standard time.

                                                     018253 FI 73 44 (Ed. 08/15)

                                  RIDER NO. 2

                              NON-CUMULATIVE RIDER

To be attached to and form part of Investment Company Bond Bond
No. FS 5858771 07 00

In favor of Sit Mutual Funds

It is agreed that:

1. In the event of a loss covered under this Bond and also covered under the following Policy(ies)/Bond(s) issued by GREAT AMERICAN INSURANCE COMPANY:

           INSURED                  POLICY NUMBER            POLICY PERIOD             LIMIT OF
                                                                                       LIABILITY
Sit Investment Associates, Inc    SAA 206-44-64 - 05       11/01/2016 - 11/01/2017     $12,855,076

Sit Investment Associates, Inc    FS 585-87-70 - 07        11/01/2016 - 11/01/2017     $15,000,000

      It is agreed that the Single Loss Limit of Liability and Aggregate Limit of Liability under this Bond shall be reduced by any payment under the above listed Policy(ies)/Bond(s) and only the remainder, if any, shall be applicable to such loss hereunder.

      The Underwriter's combined maximum Aggregate Limit of Liability under this Bond and the other Policy(ies)/Bond(s) for such loss shall not exceed $15,000,000.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 11/01/2016 standard time.

                                                            FI 73 43 (Ed. 08/15)

                                  RIDER NO. 3

                               JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS 5858771 07 00

In favor of   Sit Mutual Funds

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

        Sit Mid Cap Growth Fund, Inc.
        Sit Large Cap Growth Fund, Inc.
        Sit U.S. Government Securities Fund, Inc.
        Sit Mutual Funds, Inc.
        Sit International Growth Fund (series A)
        Sit Balanced Fund (series B)
        Sit Developing Markets Growth Fund (series C)
        Sit Small Cap Growth Fund (series D)
        Sit Dividend Growth Fund (series G)
        Sit Global Dividend Growth Fund (series H)
        Sit Mutual Funds II, Inc.
        Sit Tax-Free Income Fund (series A)
        Sit Minnesota Tax-Free Income Fund (series B)
        Sit Quality Income Fund (series E)
        Sit ESG Growth Fund

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 11/01/2016 standard time.

R * B0 * 11/01/2016 * FS 5858771 07 00 Great American Insurance Company 018253

                                                            FI 75 06 (Ed. 08/15)

                                  RIDER NO. 4

                    INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND, Bond
No. FS 5858771 07 00 In favor of Sit   Mutual Funds

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: INSURING AGREEMENT (L) -COMPUTER SYSTEMS Loss resulting directly from a fraudulent

      (1) entry of data into, or

      (2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

         (a) Property to be transferred paid or delivered,

         (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

         (c) an unauthorized account or a fictitious account to be debited or credited;

      (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

         (a) cause the Insured or its agent(s) to sustain a loss, and

         (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

         (c) and further provided such voice instructions or advices:

             (i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

             (ii) were electronically recorded by the Insured or its agent(s).

      (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

                       Any System Utilized by the Insured

2.    As used in this Rider, Computer System means:

      (a) computers with related peripheral components, including storage components, wherever located,
      (b) systems and applications software,
      (c) terminal devices,
      (d) related communication networks or customer communication systems, and
      (e) related Electronic Funds Transfer Systems,

      by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

      (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and
      (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.    The following portions of the attached bond are not applicable to this
      Rider:

      (a) the initial paragraph of the bond preceding the Insuring Agreements which reads " ... at any time but discovered during the Bond Period."
      (b) Conditions and Limitations -Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability
      (c) Conditions and Limitations -Section 10. Limit of Liability

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $ 15,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 250,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

      (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
      (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

      The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. Conditions and Limitations -Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS is amended by adding the following sentence: Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 11/01/2016 standard time.

                                                            FI 73 41 (Ed. 08/15)

                               IN WITNESS CLAUSE

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.




              PRESIDENT                                   SECRETARY







                  Copyright Great American Insurance Co., 2009